FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus,
D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobsz
Tel      +508 358-0188
Mobile +857 241-7127
MEDIA RELEASE
ARCTIC PLATINUM PROJECT REVERTS
TO GOLD FIELDS
Johannesburg, 10 September 2008: Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) today announced that the Arctic Platinum Project
(APP) in Finland had reverted to Gold Fields after North American
Palladium Limited (NAP), a Canadian platinum metals group producer, had declined to follow its rights in terms of a Letter of Intent entered into between the parties and announced on 18 October 2005 and an
Acquisition and Framework Agreement subsequently entered into between the parties.
In terms of the agreement Gold Fields and NAP formed a joint venture to further explore mining properties and possibly develop a mine at Gold
Fields’ Arctic Platinum Project, located approximately 60 kilometers south of the city of Rovaniemi in northern Finland. Gold Fields also granted an option to NAP to acquire up to a 60% undivided interest in the Project.
NAP’s option to acquire its interest in APP was subject to NAP undertaking approved expenditure on the Project of approximately
US$12.5 million, and making a decision to develop a mine at the property, prior to the expiry of the option period on 31 August 2008. Had NAP satisfied these conditions and exercised the option, it would have been required to issue up to approximately 9.2 million NAP common shares to
Gold Fields in consideration for the acquisition of its interest in APP which, based on the weighted average trading price on the American Stock
Exchange for the eleven trading days commencing on October 11, 2005, would have valued the consideration at approximately US$45 million.
During the option period NAP was the operator of the project.
NAP has informed Gold Fields that it will not follow its rights in terms of the agreement and therefore the option has expired and the agreement has been terminated.
With effect from 1 September 2008, Gold Fields has therefore again taken full control and management of APP and will explore ways in which to realize value for its shareholders from this asset.
-ends-
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of 3.64 million ounces per annum from eight operating mines in
South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on JSE Limited
(primary listing), the New York Stock Exchange (NYSE), the Dubai International Financial
Exchange (DIFX), the Euronext in Brussels (NYX) and Swiss Exchange (SWX).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 September 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
            Relations and Corporate Affairs